UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-54C

NOTIFICATION OF WITHDRAWAL OF ELECTION
TO BE SUBJECT TO SECTIONS 55 THROUGH 65
OF THE INVESTMENT COMPANY ACT OF 1940
FILED PURSUANT TO SECTION 54(C) OF
THE INVESTMENT COMPANY ACT OF 1940
The undersigned business development company hereby notifies the Securities and Exchange Commission that it withdraws its election to be subject to sections 55 through 65 of the Investment Company Act of 1940 (the “Act”), pursuant to the provisions of section 54(c) of the Act, and in connection with such notice of withdrawal of election submits the following information:
ACCESS CAPITAL STRATEGIES COMMUNITY INVESTMENT FUND, INC.
419 Boylston Street, Suite 501
Boston, Massachusetts 02116
(Address of Principal Business Office)
(No. & Street, City, State, Zip Code)
814-00143
(Commission File Number)
(617) 236-7274
(Telephone Number, including area code)
The Company has filed a notice of registration under Section 8 of the Act. The Company filed Form N-8A on April 10, 2006, File No.
 811-21889.

SIGNATURE
Pursuant to the requirements of the Act, the undersigned company has caused this notification of withdrawal of election to be subject to sections 55 through 65 of the Act to be duly signed on its behalf in the City of Washington, District of Columbia, on the 30th day of May, 2006.

ACCESS CAPITAL STRATEGIES COMMUNITY INVESTMENT FUND, INC.
By:	/s/ Ronald A. Homer*
Ronald A. Homer
Chairman

Attest:	/s/ David F. Sand*

David F. Sand
Chief Executive Officer, Principal Accounting Officer, Principal Financial Officer

*By:	/s/ Martin E. Lybecker

Martin E. Lybecker
Attorney-in-Fact

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